FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of October, 2015
Commission File Number 1-11080

THE ICA CORPORATION
(Translation of registrant's name into English)

Blvd. Manuel Avila Camacho 36
Col. Lomas de Chapultepec
Del. Miguel Hidalgo
11000 Mexico City
Mexico
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F.....x.... Form 40-F.........

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ...... No...x...

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

Empresas ICA Announces Unaudited

Third Quarter 2015 Results

October 28, 2015, Mexico City — Empresas ICA, S.A.B. de C.V. (BMV and NYSE: ICA), the largest infrastructure and construction company in Mexico, announced today its unaudited results for the third quarter 2015, which have been prepared in accordance with International Financial Reporting Standards.

Summary for the third quarter of 2015

ICA’s third quarter results reflect the condition of the Mexican economy, especially in the civil construction area, and the increase in financial expense from depreciation of the peso against the dollar. The Concessions, Airports, and ICA Fluor divisions generated strong results, which were offset by the results of the Construction division. The large exchange loss was principally responsible for ICA’s net loss in the quarter. In 3Q15, total revenues decreased 3% compared to 3Q14, with an Adjusted EBITDA margin of 15.5%.

The performance of concessioned infrastructure was a significant factor in the quarter. Auto traffic on operating highways grew 12%, and air traffic volumes grew 16% compared to the same period of 2014.

At the same time, comprehensive backlog remained strong at Ps. 56,072 million as of September 30, 2015. Most additions came from international operations and ICA Fluor.

ICA’s priority is the generation of cash from operations and capital recycling transactions in order to reduce leverage and preserve liquidity. In 3Q15, ICA generated resources totaling Ps. 1,915 million from the sale of real estate assets and 2.9% of OMA’s shares. The total resources generated in the first nine months reached Ps. 5,035 million, including the Ps. 3,120 million generated in the first half of the year. These resources were used principally to pay short-term and dollar-denominated debt. During the final quarter of 2015, ICA expects to generate approximately Ps. 2,000 million more through additional capital recycling transactions, in accordance with the business strategy.

•	Comprehensive backlog was Ps. 56,072 million, as compared to Ps. 63,295 million as of December 31, 2014. This includes construction contracts of Ps. 35,031 million, which include Ps. 5.766 million of new additions, long-term mining and other services contracts of Ps. 6,289 million, and ICA’s share of backlog of non-consolidated subsidiaries and joint ventures of Ps. 30,588 million, of which ICA’s proportionate share is 14,752 million.
For more information please contact: Elena Garcia elena.garcia@ica.mx Gabriela Orozco gabriela.orozco@ica.mx relacion.inversionistas@ica.mx +(5255) 5272 9991 x 3608	Gabriel de la Concha gabriel.delaconcha@ica.mx Chief Financial Officer In the US: Daniel Wilson +(1212) 689 9560 dbmwilson@zemi.com
ICA 3Q15 Results	www.ir.ica.mx	1 of 26

•	Construction revenues decreased 3%, and construction Adjusted EBITDA fell 99%. Civil construction in Mexico was affected by the change in the mix of projects and delays in project execution. Mexico construction revenues decreased 16%, which was offset by a 17% increase in international construction revenues.
•	ICA Fluor revenues rose 121%, and ICA Fluor Adjusted EBITDA increased 117%, with a margin of 9.5%, as the result of advances on projects such as the Tula Refinery coker plant and the Los Ramones II Sur gas pipeline.
•	Concessions revenues rose 1%. Operating revenues (tolls and availability payments) rose 15% as a result of traffic growth. However, this was largely offset by a reduction in construction revenues. The Adjusted EBITDA margin was 52.9%. Non-consolidated concessions contributed Ps. 113 million in net income to 3Q15 results.

•	Average Daily Traffic Volumes rose 12%, with all highways showing growth, led by the Rio de los Remedios and Rio Verde-Ciudad Valles highways.
•	As of September 30, 2015, Concessions included 17 projects, including ten highways, four water projects, two social infrastructure projects, and an energy project. Of these 11 are in operation, and six are under construction.
•	Airports revenues increased 8%, with an Adjusted EBITDA margin of 51.7%. Aeronautical revenues and non-aeronautical revenues rose 16% and 30%, respectively, which were partially offset by a 58% decrease in construction revenues. Traffic volumes grew 16% in the quarter; all 13 airports had traffic growth, led by the Monterrey airport.
•	ICA’s net debt reached Ps. 51,147 million as of September 30, an increase of Ps. 4,394 million from December 31, 2014. The increase principally resulted from the effect of the depreciation of the peso against the dollar (+ Ps. 4,591 million), and was partially offset by debt payments of Ps. 2,767 million, using using the resources from capital recycling transactions and scheduled amortizations. ICA reduced short-term debt by Ps. 1,309 million, or 20%, since December 31, 2014 and paid US$ 130 million in dollar debt.
•	Consolidated net loss was Ps. 2,258 million in 3Q15. Loss of the controlling interest was Ps. 4.09 per share or US$ 0.96 per ADS. The loss resulted principally from the slowdown in the construction industry in Mexico and the integral cost of financing, including an exchange loss of Ps. 2,991 million.
ICA 3Q15 Results	www.ir.ica.mx	2 of 26

Construction

•	Construction revenues decreased 3% to Ps. 5,964 million in 3Q15. Facchina Construction Group contracts, the Mitla-Tehuantepec highway, and the Eastern Discharge Tunnel made the largest contributions to revenues. In the first nine months of 2015, revenues also decreased 3% compared to the same period of 2014.
•	Revenues from international construction operations rose 17%. Facchina in the U.S. and San Martin in Peru grew 27% and 33%, respectively, in their functional currencies. The international Adjusted EBITDA margin was 9%.
•	Adjusted EBITDA was Ps. 3 million in 3Q15, with an Adjusted EBITDA margin of 0.1%. For the first nine months of 2015, Adjusted EBITDA was Ps. 509 million, with an Adjusted EBITDA margin of 2.8%. The Company is concentrating its efforts on increased collections to provide working capital without incurring additional short term debt; this has impacted results and the rate of execution of projects.
•	Construction segment debt was Ps. 6,846 million, an increase of Ps. 384 million, or 6%, compared to December 2014. This reflects the funding requirements for certain projects under construction. Construction debt fell Ps. 1,114 million as compared to June 30, 2015.

ICA 3Q15 Results	www.ir.ica.mx	3 of 26

Construction Backlog

•	Construction backlog was Ps. 35,031 million as of September 30, 2015, and was equivalent to 20 months work at the average rate for the first nine months of 2015.
•	New contracts and net contract additions were Ps. 5,766 million in 3Q15, and were principally new Facchina contracts and increases in previously awarded contracts.
•	Projects outside of Mexico were 19% of backlog.

Contracted Mining and Other Services

•	As of September 30, 2015, ICA had Ps. 6,289 million in long-term mining and other services contracts, principally in San Martin Contratistas Generales.

Concessions

ICA 3Q15 Results	www.ir.ica.mx	4 of 26

•	Concessions revenues were 1,269 million in 3Q15, up 1% compared to 3Q14. For the first nine months of 2015, revenues decreased 2%. Revenues from toll payments and availability payments increased 15% in 3Q15 and 14% in the first nine months of the year.

•	Increasing traffic volumes strengthened the portfolio of concessioned projects in 3Q15. Average Daily Traffic Volumes (ADTV) on consolidated highways increased 12%. All five operating highways increased traffic volumes, led by the Rio de Los Remedios-Ecatepec and Rio Verde-Ciudad Valles highways, which grew 27% and 16%, respectively. La Piedad Bypass, the Mayab tollroad, and the Acapulco Tunnel increased traffic by 15%, 11%, and 9% respectively.
•	Adjusted EBITDA in 3Q15 increased 24% to Ps. 671 million, with a margin of 52.9%. For the first nine months of 2015, Adjusted EBITDA reached 1,989 million, with a margin of 55.5%.
•	Debt was Ps. 20,704 million as of September 30, 2015; 76% of the total is associated with projects in operation, and 24% with projects under construction. Cash was Ps. 2,941 million as of September 30, 2015.

ICA 3Q15 Results	www.ir.ica.mx	5 of 26

Operating Concessions Information

Traffic Volume (vehicles per day)	3Q14	3Q15	% Chg	2014	9 months 2015	% Chg
Acapulco Tunnel	8,423	9,215	9	8,686	9,562	10
Mayab Consortium	2,598	2,880	11	2,515	2,621	4
Rio de los Remedios	24,270	30,778	27	23,169	28,835	24
La Piedad Bypass	4,881	5,602	15	4,787	5,482	15
Rio Verde - Cd. Valles	2,099	2,438	16	1,976	2,336	18
Total Consolidated Average	3,354	3,758	12	3,230	3,505	9

Revenues Composition Ps. million	3Q14	3Q15	% Chg	2014	9 months 2015	% Chg
Acapulco Tunnel	41	45	9	125	138	10
Mayab Consortium	140	173	24	399	473	19
Rio de los Remedios	59	79	34	166	218	32
La Piedad Bypass	30	36	21	86	106	23
Rio Verde - Cd. Valles	143	141	(1)	418	425	2
Total Operating Highways	**413**	**474**	**15**	**1,194**	**1,359**	**14**
Operating Service Revenues	114	133	16	581	359	(38)
Total Operating Revenues	**528**	**607**	**15**	**1,775**	**1,718**	**(3)**
Financial Income	502	549	10	1,426	1,483	4
Construction Revenues and others	225	113	(50)	465	384	(17)
Total Revenues	**1,254**	**1,269**	**1**	**3,667**	**3,585**	**(2)**

Adjusted EBITDA Ps. million	3Q14	3Q15	% Chg	2014	9 months 2015	% Chg
Acapulco Tunnel	25	30	22	80	91	14
Mayab Consortium	70	116	65	256	347	36
Rio de los Remedios	44	62	39	125	155	23
La Piedad Bypass	21	27	28	67	76	13
Rio Verde - Ciudad Valles (2)	120	109	(9)	304	272	(11)
Total Operating Highways	**280**	**344**	**23**	**832**	**940**	**13**
Operating Service Adjusted EBITDA	110	33	(70)	285	85	(70)
Total Operating Adjusted EBITDA	**390**	**377**	**(3)**	**1,117**	**1,025**	**(8)**
Adjusted EBITDA other Concepts (1)	153	294	92	656	964	47
Total Adjusted EBITDA	**543**	**671**	**24**	**1,773**	**1,989**	**12**
(1) Includes Financial and Construction Revenues	543	671		1,773	1,989	
(2) Includes PPS Income	0	0			0

ICA 3Q15 Results	www.ir.ica.mx	6 of 26

Airports

•	The Airports segment reported an 8% increase in total revenues to Ps. 1,146 million in 3Q15, and 16% increase to Ps. 3,241 million for the first nine months of the year.
•	Terminal passenger traffic increased 16% to 4.5 million in 3Q15; domestic traffic grew 15% and international traffic increased 23%. Three new domestic routes opened during the quarter.
•	Aeronautical revenues rose 16% in 3Q15, principally as a result of traffic growth. In the first nine months of 2015, aeronautical revenues grew 18%.
•	Non-aeronautical revenues rose 30% in 3Q15, led by growth in OMA Carga, parking, checked baggage screening, and advertising. The nine-month increase was 26%.
•	Adjusted EBITDA increased 16% to Ps. 593 million in 3Q15, with an Adjusted EBITDA margin of 51.7%, compared to Ps. 512 million in 3Q14. In the first nine months of 2015, Adjusted EBITDA increased 19% to Ps. 1,634 million.
•	Debt was Ps. 4,834 million, and cash was Ps. 2,405 million as of as of September 30, 2015.

The Airports segment includes Grupo Aeroportuario del Centro Norte (known as OMA), Aeroinvest, and Servicios de Tecnología Aeroportuaria (SETA). The earnings report of GACN, which is the operating company in the Airports segment, can be found at http://ir.oma.aero. Those results differ from the ones presented here as a result of consolidation effects.

ICA 3Q15 Results	www.ir.ica.mx	7 of 26

Consolidated Results for the Third Quarter and First Nine Months of 2015

•	Revenues decreased 3% to Ps. 8,486 million in 3Q15, principally as a result of the slowdown in the Construction segment in Mexico, which was partially offset by growth in international projects. Concessions and Airports continued to show solid growth, based on increases in operating revenues and traffic. Nine month revenues were Ps. 25,669 million, unchanged from the prior year period.
•	Cost of sales was Ps. 7,003 million, an increase of 5% compared to 3Q14. Cost of sales increased 3% in the first nine months to Ps. 20,943 million, as a result of the change in estimates of the profitability of some concessions and cost overruns from the lack of working capital. This line item includes interest expense for concessioned projects during the construction phase.
•	Selling, general, and administrative expenses were Ps. 898 million in 3Q15, equivalent to 10.6% of revenues. For the first nine months, SG&A increased 8% to Ps. 2,278 million. The increase reflects in part the consolidation of Facchina starting 2Q14 and the effect of the exchange rate on the conversion of the financial statements of Facchina.
•	Other income was Ps. 164 million, an increase of Ps. 221 million compared to 3Q14, and resulted principally from gains on sales of real estate assets. For the first nine months of the year, other income was Ps. 228 million, an increase of Ps. 269 million from the same period of 2014. This line item also includes expenses from personnel reductions of Ps. 100 million in the first nine months of 2015.
•	Operating income was Ps. 750 million in 3Q15, a decrease of 33% compared to the prior year period. Operating income was Ps. 2,677 million in the first nine months of 2015, a reduction of 20% compared to the same period of 2014.
•	Adjusted EBITDA was Ps. 1,316 million, a decrease of 12% compared to 3Q14; the Adjusted EBITDA margin was 15.5%. Adjusted EBITDA was Ps. 4,254 million in the first nine months of 2015, a reduction of 8% compared to the same period of 2014, with an Adjusted EBITDA margin of 16.6%.
ICA 3Q15 Results	www.ir.ica.mx	8 of 26

•	Comprehensive financing cost was Ps. 4,480 million in 3Q15, an increase of 122% compared to 3Q14. The increase was principally the result of exchange loss of Ps. 2,991 million compared to a loss of Ps. 486 million in the prior year period. Interest expense increased 17% to Ps. 1,638 million, principally as a result of the effect of the depreciation of the peso on interest payments for debt denominated in dollars.
•	Share of earnings of affiliated companies and joint ventures reached Ps. 278 million compared to Ps. 135 million in 3Q14. The principal contributors were ICA Fluor (Ps. 168 million), Proactiva Medio Ambiente (Ps. 59 million), Los Portales (Ps. 34 million), and Autovia Mitla-Tehuantepec (Ps. 31 million). In the first nine months of 2015, the share of earnings reached Ps. 602 million, an increase of 82% compared to the prior year period. The annexes to this report include supplementary information on the performance of affiliates and joint ventures.
•	Discontinued operations were Ps. 95 million in 3Q15 and Ps. 367 million in the first nine months of 2015, and include the after-tax operating results of the social infrastructure projects.
•	Consolidated net loss was Ps. 2,258 million in 3Q15 and reflected the deceleration of the construction and integral financing cost, which includes an exchange loss of Ps. 2,991 million. The loss was Ps. 3,323 million in the first nine months of 2015.
•	Net loss of the controlling interest was Ps. 2,507 million in 3Q15, or Ps. 4.09 per share and US$ 0.96 per ADS. For the first nine months of 2015, the loss was Ps. 3,920 million, or Ps. 6.38 per share and US$ 1.49 per ADS.
ICA 3Q15 Results	www.ir.ica.mx	9 of 26

Investments

•	During 3Q15, ICA investments totaled Ps 1,600 million. It is important to note that the investments in Concessions and other projects are expected to generate revenues from the operation of the assets upon completion of construction and start of operations.
•	ICA participates across the entire cycle of developing infrastructure projects: including formulation, engineering, structuring and financing, construction, operation, and management as part of a portfolio of assets. This is a dynamic process that implies monetizing assets that are in the operating stage, while arranging new projects under development.

Debt

•	Total debt was Ps. 57,929 million as of September 30, 2015, an increase of Ps. 4,150 million, or 8%, as compared to December 31, 2014. The increase is the result of an increase of Ps. 4,242 million as a result of the effect of the depreciation of the peso on the valuation of foreign currency denominated debt and Ps. 2,607 million in additional project finance and Airports debt. These increases, totaling Ps. 6,849 million, were partially offset by payments and amortizations totaling Ps. 2,699 million. Of the debt paid, the majority was U.S. dollar debt (US$ 126 million) and the balance was peso debt (Ps. 544 million).
•	ICA has also reduced short term debt by Ps. 1,309 million, or 20%, since December 31, 2014. The Company expects to continue taking actions to improve its debt maturity profile.
•	The total resources generated from capital recycling transactions were Ps. 5,035 million in the first nine months of 2015. In 3Q15, the amount includes sale of real estate assets of Ps. 930 million and sale of OMA shares for Ps. 985 million. The gains on the real estate sales were registered in the statement of income as Other Income, while the share sale was recorded in Accumulated Retain Earnings and in Other Financing Activity in the cash flow statement, since there was no change of control. These transactions were part of the actions to reduce dollar-denominated debt.
•	Total cash and cash equivalents as of September 30, 2015 was Ps. 6,782 million, a decrease of Ps. 244 million compared to December 31, 2014. Cash and cash equivalents was Ps. 3,857 million is mainly in the Airports segment, restricted cash was Ps. 2,991 million. Net debt was Ps. 51,147 million as of September 30, 2015.
ICA 3Q15 Results	www.ir.ica.mx	10 of 26

•	Construction accounted for 12% of total debt, and consisted principally of short-term working capital credit lines required to carry out the work program; this debt was the equivalent of 20% of backlog. These lines are used to carry out the work program, and are paid from client payments and advances. ICA is focusing its efforts on collection of accounts receivable in order to provide working capital without contracting additional short term debt. This focus has had an impact in reducing the volume of work and the rate of advance on projects.
•	Concessions accounted for 36% of total debt. Such debt consisted principally of structured project finance credit facilities. Each project carries its own debt which will be paid with the revenues generated by the project. This debt is expected to be gradually amortized as resources are generated from project operation.
•	Corporate and other debt represented 44% of total debt, and is where most of the negative effect of the exchange movements is observed. Such debt consists principally of the three U.S. dollar-denominated notes issued by the parent company. The source of payment of these debts is dividend payments, fees, and other transfers of excess cash from the operating units to the parent company.
•	Airports accounted for 8% of total debt.

•	Short-term debt represented 9% of total debt. Of this amount, Ps. 526 million was debt in the Concessions and Airports segments whose source of repayment is the operations of these segments; Ps. 837 million was parent company-level bridge loans used to complete projects, and which are expected to be refinanced as long-term debt in the concessions segment once the projects become operational. Finally, Ps. 3,821 million is short-term working capital lines in the Construction segment that are continuously being paid and disbursed based on the execution of projects and client collections.
•	As of September 30, 2015, 35% of debt was bank debt and 65% was securities debt. Fifty-three percent was denominated in foreign currency, principally dollars. Approximately 19% of the company’s revenues are dollar-denominated.
•	ICA contracts project debt in the same currency as the source of payment. In addition, ICA contracts derivatives to reduce exchange and interest rate risk. ICA expects to remain active in the capital markets to finance and refinance infrastructure projects that create value for the Company.
ICA 3Q15 Results	www.ir.ica.mx	11 of 26

Material Events and Subsequent Events

•	In August 2015, ICA sold 11,898,546 Series B shares of OMA, equivalent to 2.9% of OMA’s equity capital for Ps. 985 million. After this event, ICA holds directly or indirectly 33.22% of OMA’s shares and exercises control through its 74.5% ownership of SETA, which holds all the Series BB shares of OMA. The resources from the share sale were used to pay U.S. dollar debt.
•	The new government of the state of Nuevo Leon, which took office on October 3, 2015, has publicly stated its intention to cancel the Monterrey VI concessioned water project which had been awarded to a consortium including ICA. To date the consortium has not received any official notice of cancellation or intent to cancel. ICA’s backlog includes a construction contract for this project for Ps. 4,688 million.
•	On October 15, 2015, OMA, at the request of its shareholder and strategic partner Servicios de Tecnología Aeroportuaria (SETA), effected the conversion of 9,034,000 of its Series BB shares into Series B shares. As a result of such conversion, SETA holds 49,766,000 Series BB shares and 17,034,000 Series B shares. SETA’s shareholding in OMA remains unchanged at 16.7% of OMA’s equity capital. This conversion was carried out in accordance with Section 13.20 of the New Consortium Agreement between Aeroinvest, S.A. de C.V. and Aéroports de Paris Management, S.A., and was approved by the OMA Board of Directors. As a result of the foregoing, OMA updated its registration with the National Banking and Securities Commission and exchanged the corresponding shares. The transaction has no implications for ICA’s shareholding in SETA or its control of OMA.
•	We are currently engaged in a dispute with our joint venture partner in our Peruvian construction business, San Martin, regarding our relative interests in the joint venture and payments to be made to our joint venture partner. As a result of this dispute, our joint venture partner has threatened to exercise remedies under the joint venture agreement, which could include an adjustment to our equity interest in the joint venture. We are currently negotiating with our joint venture partner to reach a resolution of this dispute. We consolidated the joint venture through September 30, and we are evaluating the continued consolidation of the joint venture in the future.

Conference Call Invitation

•	ICA’s 3Q15 earnings conference call will be held on Thursday, October 29, at 12:00 pm Eastern Time (10:00 am Mexico City time). To participate, please dial toll-free (855) 826-6151 from the U.S. or +1 (559) 549-9841 internationally. The conference ID is 57601401. The conference call will be Webcast live through streaming audio and available on ICA’s website at http://ir.ica.mx.
•	A replay will be available until November 5, 2015 by calling toll-free (855) 859-2056 from the U.S. or +1 (404) 537-3406 internationally, again using conference ID 57601401.
ICA 3Q15 Results	www.ir.ica.mx	12 of 26

Consolidated Financial Statements

ICA 3Q15 Results	www.ir.ica.mx	13 of 26

ICA 3Q15 Results	www.ir.ica.mx	14 of 26

Empresas ICA, S.A.B. de C.V.
Statement of Cash Flows

Ps. Million	Jan 1 - Sep 30 2014	2015
Operating Activities		
Consolidated net loss	**(260)**	**(3,323)**
Taxes	(170)	(1,581)
Other non-cash expenses	165	(19)
Items related to investing activities	**425**	**354**
Depreciation and amortization	745	1,077
Share in loss of associated companies	(332)	(602)
Other	12	(120)
Items related to financing activities	**5,553**	**9,563**
Interest expense	3,077	3,845
Unrealized exchange rate fluctuation	481	4,168
Valuation of derivative financial instruments	535	47
Other	1,460	1,502
Resources used in operations	**(4,021)**	**1,017**
Net flow from operating activities	**1,693**	**6,011**
Investing activities		
Acquisition of businesses	(239)	(199)
Acquisition of real estate, machinery and equipment	(438)	(1,924)
Acquisition of other long term assets	(2,743)	(3,149)
Sale of real estate, machinery and equipment and other investments	36	522
Other	332	(290)
Net flow from investing activities	**(3,052)**	**(5,040)**
Financing activities		
Borrowings	30,518	10,899
Debt payments	(21,382)	(11,051)
Interest expense	(2,907)	(3,648)
Decreases in minority interest	(966)	(977)
Share sales (repurchases) , net	213	(33)
Financing for financial derivatives	(499)	1,029
Other	(1,787)	2,448
Net cash flow from financing activities	**3,191**	**(1,333)**
Net change in cash and cash equivalents	**1,831**	**(361)**
Adjustments in cash flow for exchange variations	(1)	128
Cash and cash equivalents at beginning of period	5,417	7,081
Cash and cash equivalents at end of period	**7,247**	**6,848**

ICA 3Q15 Results	www.ir.ica.mx	15 of 26

ICA 3Q15 Results	www.ir.ica.mx	16 of 26

ICA 3Q15 Results	www.ir.ica.mx	17 of 26

ICA 3Q15 Results	www.ir.ica.mx	18 of 26

ICA 3Q15 Results	www.ir.ica.mx	19 of 26

Annexes: Complementary Information

Construction Backlog

Concessions Portfolio

Non-Consolidated Affiliates and Joint Ventures

ICA 3Q15 Results	www.ir.ica.mx	20 of 26

Construction

•	This includes the results of ICA Fluor (ICA’s share 51%), Grupo Rodio Kronsa (50%), and Acatunel (50%).

Non-Consolidated Backlog

ICA 3Q15 Results	www.ir.ica.mx	21 of 26

Concessions

•	Includes principally the concessions for the Nuevo Necaxa-Tihuatlán highway (with ICA holding a 50% interest), the Mitla-Tehuantepec highway (60%), the El Realito aqueduct (51%), the Querétaro Aqueduct II (43%), and Proactiva Medio Ambiente (49%).

ICA 3Q15 Results	www.ir.ica.mx	22 of 26

Corporate and Other

•        Includes principally Actica (ICA’s interest in the company is 50%) and Los Portales in Peru (50%).

ICA 3Q15 Results	www.ir.ica.mx	23 of 26

Notes and Disclaimer

The unaudited condensed consolidated financial statements of Empresas ICA, S.A.B. de C.V. and subsidiaries have been prepared in accordance with International Financial Reporting Standards (IFRS) issued by the International Accounting Standards Board (IASB) and presented in accordance with IAS 34 “Intermediate Financial Reporting”. These financial statements include all the adjustments, including those of a normal and recurring nature, required for an adequate presentation of the results of operations. Results for interim reporting periods may not be indicative of full year results. As a result, the reading and analysis of these interim financial statements should be done in conjunction with the financial statements for the year ended December 31, 2014, which were also prepared under IFRS.

Unaudited financials: Financial statements are unaudited statements.

Prior period comparisons: Unless stated otherwise, comparisons of operating or financial results are made with respect to the comparable prior-year period, or balances as of December 31, 2014.

Percentage changes: Are calculated based on actual amounts.

Adjusted EBITDA: Adjusted EBITDA is not a financial measure computed under IFRS and should not be considered an indicator of financial performance or free cash flow. We define Adjusted EBITDA as net income of controlling interest plus (i) net income of non-controlling interest, (ii) discontinued operations, (iii) income taxes, (iv) share in net income of affiliates, (v) net comprehensive financing cost, (vi) depreciation and amortization, and (vii) net interest expense included in cost of sales. Our management believes that Adjusted EBITDA provides a useful measure of its performance, supplemental to net income and operating income, because it excludes the effects of financing decisions, non-controlling shareholdings, and other non-operating items. The calculation of Adjusted EBITDA is also provided as a result of requests from the financial community and is widely used by investors in order to calculate ratios and to make estimates of the total value of our company in comparison to other companies. Financial ratios calculated on the base of Adjusted EBITDA are also widely used by credit providers in order to gauge the debt servicing capacity of companies and are relevant measures under one or more of our or our subsidiaries’ financing agreements.

Exchange rate: Amounts in U.S. dollars (US$) are converted at an exchange rate of Ps. 17.1149 per U.S. dollar as of September 30, 2015, Ps. 14.7348 as of December 31, 2014, and Ps. 13.3015 as of September 30, 2014.

Financial Derivative Instruments: ICA enters into financial derivative contracts in the subsidiaries where projects are located solely in order to reduce the uncertainty on the returns on projects. The instruments entered into are established on a notional amount. Interest rate derivatives are used in order to fix maximum financial costs. Exchange rate derivatives are entered into in order to reduce the exchange risk on projects that incur labor and materials costs in a currency different from the currency of the financing of the project, as well as to convert foreign debt into domestic currencies. ICA enters into its financings in the same currency as the source of repayment. ICA has a policy of not entering into derivatives for speculative purposes.

ICA 3Q15 Results	www.ir.ica.mx	24 of 26

From an accounting perspective, there are two classifications for derivative instruments. “Hedging financial instruments” must meet the specific requirements established in IFRS. Other derivative financial instruments that do not meet IFRS requirements for hedge accounting treatment are designated as trading derivatives.

ICA values all derivatives at fair value. Fair value is based on market prices for derivatives traded in recognized markets; if no active market exists, fair value is based on other recognized valuation methodologies in the financial sector, validated by third party experts, and supported by sufficient, reliable, and verifiable information.

Fair value is recognized in the balance sheet as an asset or liability, in accordance with the rights or obligations derived from the contracts executed and in accordance with accounting norms. For hedging derivatives, changes in fair value are recorded temporarily in other comprehensive income within stockholders’ equity, and are subsequently reclassified to results at the same time that they are affected by the item being hedged. For trading derivatives, the fluctuation in fair value is recognized in results of the period as part of Comprehensive Financing Cost.

Glossary

ADTV: Average Daily Traffic Volume is the number of vehicles that travel the entire length of a highway.

Concessions Revenues are composed of the following:

•	Operating revenue from concessions: includes tolls and fee payments from the government for the availability of PPP roads and or tariffs based on traffic volume, according to the type of concession.
•	Operations and maintenance: revenue from the provision of services for operating and maintaining highways for non-consolidated affiliates.
•	Financial income: is equal to the financial cost that is capitalized in value of the financial asset constructed.
•	Construction: the revenue recognized by the concessionaire for costs that are not attributable to the construction company.

PPP: Public-Private Partnership is a legal mechanism that enables a private sector company to provide services to the federal, state, or municipal government clients through fixed term licenses, generally from 20 to 40 years, to finance, construct, establish, operate, and maintain a public means of transportation or communication. The client’s payment consists of a fixed payment for the availability of the highway together with a minimum shadow tariff based on traffic volume.

ICA 3Q15 Results	www.ir.ica.mx	25 of 26

ICA OVT: Operational platform that holds the concessions for four projects: the Acapulco Tunnel, the Mayab tollroad, the Rio Verde-Ciudad Valles highway, and the La Piedad Bypass. ICA has 51% ownership and CDPQ has 49%.

Facchina Construction Group (FCG): A medium sized heavy civil construction company in the United States. Facchina’s principal markets are in Florida and the Washington DC metropolitan area.

SPC: Services Provider Contract. 22-year contract for the provision of services to the Ministry of Government, including the construction and operation of social infrastructure.

Analyst coverage

In compliance with the regulations of the Mexican Stock Exchange, the following is the list of analysts that cover ICA’s securities:

•	Actinver - Ramón Ortiz Reyes
•	BBVA Bancomer - Francisco Chávez
•	Banorte-Ixe - José Itzamna Espitia
•	Barclays - Pablo Monsiváis
•	Bank of America Merrill Lynch - Carlos Peyrelongue
•	Citi - Dan McGoey
•	Deutsche Bank - Esteban Polidura
•	GBM - Javier Gayol
•	Intercam - Alejandra Marcos
•	Invex – Hugo Mendoza
•	Monex - Roberto Solano
•	Morgan Stanley - Nikolaj Lippmann
•	UBS - Marimar Torreblanca
•	Vector - Jorge Plácido

This report contains projections or other forward-looking statements related to ICA that reflect ICA’s current expectations or beliefs concerning future events. Such forward-looking statements are subject to various risks and uncertainties and may differ materially from actual results or events due to important factors such as changes in general economic, business or political or other conditions in Mexico, Latin America or elsewhere, changes in capital markets in general that may affect policies or attitudes towards lending to Mexico or Mexican companies, changes in tax and other laws affecting ICA’s businesses, increased costs, unanticipated increases in financing and other costs or the inability to obtain additional debt or equity financing on attractive terms and other factors set forth in ICA’s most recent filing on Form 20-F and in any filing or submission ICA has made with the SEC subsequent to its most recent filing on Form 20-F. All forward-looking statements are based on information available to ICA on the date hereof, and ICA assumes no obligation to update such statements.

Empresas ICA, S.A.B. de C.V. is Mexico's largest infrastructure company. ICA carries out large-scale civil and industrial construction projects and operates a portfolio of long-term assets, including airports, toll roads, water systems, and real estate. Founded in 1947, ICA is listed on the Mexican and New York Stock exchanges. For more information, visit www.ica.mx/ir.

ICA 3Q15 Results	www.ir.ica.mx	26 of 26

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: October 29, 2015	Empresas ICA, S.A.B. de C.V. /s/ Gabriel de la Concha Guerrero Name: Gabriel de la Concha Guerrero Title: Chief Financial Officer

Exhibit 99.1

(Translation) File 151.112.32

NATIONAL BANKING AND SECURITIES COMMISSION

LIC. RAFAEL COLADO IBARRECHE

Chief Supervisor of Issuers

LIC. ANDREA FABIOLA TINOCO H.

Chief Supervisor for Compliance with Stock Market Supervision

Mexico City, October 28th, 2015

RE: 151-2/76211/2009

RODRIGO A. QUINTANA KAWAGE, acting in my capacity as legal representative of Empresas ICA S.A.B. de C.V. (ICA or “the Issuer”) with an address for notifications located at Blvd. Manuel Ávila Camacho No. 36, 15th floor, Col. Lomas de Chapultepec, 11000, Mexico City, Federal District, and being duly registered before the National Banking and Securities Commission (CNBV) respectfully appear and state the following:

On January 20, 2009 I was notified of Order No. 151-2/76211/2009, File 151.112.32 which requested that ICA disclose qualitative and quantitative information regarding ICA’s exposure to financial derivative instruments, whether to increase profitability or to hedge risks, in order to provide investors information that would allow them to understand ICA’s operations with financial derivative instruments.

Based on the foregoing requirement, we state the following:

I. Qualitative and Quantitative Information

i) ICA only contracts hedging instruments in order to reduce the uncertainty on the return on its projects. It is the policy to contract financial instruments at the level of the project in order to mitigate the risks resulting from interest rates and exchange rate fluctuations. From an accounting perspective, the derivative instruments may be classified as hedging instruments or trading instruments, although in all cases the objective is to mitigate risks to which ICA is exposed in its projects. Interest rate hedges are established based on a notional value with the objective to cap maximum financial costs.

Exchange rate hedges are contracted to ensure that the project will have sufficient resources for labor costs and inputs that are incurred in currencies different from those provided by the financing of the project, which is in the same currency as the source of repayment. ICA contracts all derivatives in the subsidiaries where the projects are located.

The contracting of financial derivatives is linked to the financing of projects, as a result of which it is often the case that the counterparty is the same institution that is providing the financing or one of its. These derivatives are non exchange traded (OTC) derivatives.

Our internal control policies state that the contracting of credits (tied to the financing of projects) and the risks inherent in the projects require collaborative analysis by representatives from the Finance, Law, Administration, and Operations areas, prior to any approval. This analysis also includes the use of derivatives to hedge the risks of the financing. Once this analysis has been concluded and documented, the responsibility for contracting derivatives belongs to the Finance area, in accordance with internal control policy.

The hedging instruments are contracted to fix the variable interest rates of the loans. The changes between the fair value of these instruments and the primary positions are compensated at an inverse correlation within a range between 80% and 125%. These instruments are classified as highly effective.

The decision to contract derivative financial instruments is linked to the amount and level of financing for the project. The levels of authorization do not expressly contemplate requiring the authorization of the Corporate Practices or Audit Committees. With respect to approval authorization levels, ICA has documented policies, of which the most important are the following:

▪	The Chief Executive Officer, the Vice President for Finance and Administration, and/or the responsible Finance officer have limits on their authorities to act, whether in terms of amounts or for unusual or non-recurring operations.
▪	The Chief Executive Officer has the authority to establish limits on the approval authorities of other Officers in terms of amounts or kind of operation.
▪	In the event that a higher level of authorization is required, the Board of Directors will make the approval, after considering the opinion of the Chief Executive Officer and/or the applicable Committees.

The derivatives that are contracted do not have margin calls, in accordance with what is negotiated with each counterparty. For those projects that require collateral, the policy is that any required deposits to be made or standby letters of credit be provided at the time of contracting the derivative. This collateral will only be payable in the event of non-compliance.

In accordance with the standards of the International Swaps and Derivatives Association (ISDA), it is agreed that counterparties may act as valuation or calculation agents, in order to determine fair value and required payments.

While there is no formal risk committee, as previously stated various areas participate in the evaluation, administration, and monitoring of project risks (both financial and operational). As regards risk administration, there are documented processes that require the periodic review of risks.

ii) ICA uses the valuations of counterparties (valuation agents) and a price provider authorized by the CNBV in order to calculate the fair value of derivative positions for accounting purposes. The valuations are made using formal, documented methodologies. The calculated values are based on fair value measurements techniques recognized in the financial sector and supported by sufficient, reliable and verifiable information. The data used for the calculations comes from reliable and verifiable sources that reflect market prices.

Fair value is recognized in the balance sheet as an asset or liability, in accordance with the rights or obligations derived from the contracts executed and in accordance with accounting norms. Changes in fair value are recorded in the balance sheet. In addition to the valuations that are received, the pricing provider carries out tests of effectiveness for the derivatives that qualify as hedging instruments from an accounting perspective.

When the transactions comply with all hedging requirements, the Company designates the derivatives as hedging financial instrument at the beginning of the relationship. For fair value hedges, the fluctuation in the fair value of both the derivatives and the open risk position is recognized in results of the period in which it takes place. For cash flow hedges, the effective portions is temporarily recognized in comprehensive income within stockholder’s equity and is subsequently reclassifies to results at the same time that they are affected by the item being hedge; the ineffective portion is recognized immediately in results of the period.

As previously mentioned, occasionally derivatives contracted as hedges do not qualify for accounting treatment as hedging instruments, and are classified as trading derivatives for accounting purposes. In these cases, the fluctuation in fair value on these derivatives is recognized in the results of the period.

iii) ICA has a policy of contracting derivatives instruments at the project level and not contracting instruments that have margin call or additional credit requirements beyond those authorized by the responsible committees at the time of approval. At September 30, 2015 there has been no default on the contracts.

iv) Based on the interest rate and exchange rate projections recently issued by Banco de México, and assuming these rates are maintained, the Issuer does not expect to suffer any material adverse impact from its derivative positions on its results of operations for the fourth quarter of 2015 as a result of additional changes in the peso or changes in interest rates since September 30, 2015.

In accordance with your request for this section, we set forth below the derivatives that matured or had an early termination during the quarter.

The following were the effects of derivative transactions as of September 30, 2015:

v) Table 1 presents the information requested regarding all material instruments that the Issuer currently has outstanding through project companies, including subsidiaries and affiliates.

II. SENSITIVITY ANALYSIS

The derivatives instruments identified in the table above as hedging derivatives were excluded from the sensitivity analysis because they do not show any ineffectiveness.

Sensitivity analysis was developed considering three scenarios: a) 25 bp increase/reduction in interest rates; b) 50 bp increase/reduction in interest rates; and c) 100 bp increase/reduction in interest rates.

When the underlying are shares, the sensitivity analysis was developed considering three scenarios: a) 5% increase/reduction in the stock price; b) 10% increase/reduction in the stock price; and c) 15% increase/reduction in the stock price.

In conclusion, on aggregating the potential losses under the different scenarios described above for the position analyzed, the following results obtain:

Applied method for determining expected loss

To determine the expected losses of the sensitivity analysis we used the following methods:

▪	Black-Scholes model: for the Options (Option 30 MM and Equity Zero Cost Collar) with a volatility surface
▪	Fair Value model: for the Swap (Swap Aeroinvest) and the Forward strategy (ICA Guatemala)

Compared to balance sheet concepts and revenues, one can appreciate that under no scenario, is the effect more than 5% of assets, liabilities, or shareholders’ equity as of June 30, 2015, as shown below. The threshold of 3% of revenues is not exceeded under any scenario as well.

In virtue of the foregoing, the undersigned respectfully submits to the National Banking and Securities Commission:

FIRST. I have responded on time and in the appropriate manner, and with the authorities granted to me.

SECOND. I have delivered the information required in your Order No. 151-2/76211/2009.

Mexico City, October 28th, 2015

________________________________________

Empresas ICA, S.A.B. de C.V.

By: Rodrigo A. Quintana Kawage

Position: Legal Representative